OPPENHEIMER TRINITY VALUE FUND- REPORT OF SHAREHOLDER MEETING (UNAUDITED)

         On September 12, 2003 a special shareholder meeting was held to approve an Agreement and Plan of Reorganization by and between Oppenheimer Trinity Value Fund (the "Fund") and Oppenheimer Series Fund, Inc., on behalf of its series Oppenheimer Value Fund and the transactions contemplated thereby, as described in the Fund's proxy statement for that meeting. The proposal was approved by the shareholders (Proposal No. 1). The following is a report of the votes cast:
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

FOR                       AGAINST                    ABSTAIN                   TOTAL

495,112.957               128,106.956                18,082.370                641,302.283
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